Room 4561
Via fax (724) 514-9699

June 18, 2008

James E. Cashman III
President and Chief Executive Officer
Synnex Corporation
275 Technology Drive
Canonsburg, PA 15317

      Re: Ansys, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2007
            Filed February 28, 2008
            File no. 0-20853

Dear Mr. Cashman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief